EXHIBIT 12 - RATIO OF EARNINGS TO FIXED CHARGES

OLD KENT FINANCIAL CORPORATION
Ratio of Earnings to Fixed Charges

	Nine Months Ended
	September 30		Years Ended December 31

	(dollar amounts in thousands)

	1999	1998	1998	1997	1996	1995	1994
Earnings:

Income before income taxes	$282,038	$277,028	$343,694	$341,843	$287,089	$266,780	$233,551
Fixed charges	95,718	104,268	137,875	116,581	84,180	82,541	38,730

	$377,756	$381,296	$481,569	$458,424	$371,269	$349,321	$272,281

Fixed charges:

Interest expense
(other than interest on deposits)	$95,718	$104,268	$137,875	$116,581	$84,180	$82,541	$38,730
Interest factor in rent expense	--	--	--	--	--	--	--

	$95,718	$104,268	$137,875	$116,581	$84,180	$82,541	$38,730

Ratio of earnings to fixed charges,
excluding interest on deposits	3.95	3.66	3.49	3.93	4.41	4.23	7.03

Including Interest on Deposits

Earnings:

Income before income taxes	$282,038	$277,028	$343,694	$341,843	$287,089	$266,780	$233,551
Fixed charges	449,675	481,552	639,747	635,732	582,177	555,797	357,750

	$731,714	$758,579	$983,441	$978,173	$869,266	$822,577	$591,301

Fixed charges:

Interest expense	$449,675	$481,552	$639,747	$636,330	$582,177	$555,797	$357,750
Interest factor in rent expense	--	--	--	--	--	--	--

	$449,675	$481,552	$639,747	$636,330	$582,177	$555,797	$357,750

Ratio of earnings to fixed charges,
including interest on deposits	1.63	1.58	1.54	1.54	1.57	1.66	1.65

The Corporation has no preferred stock outstanding during any period presented. Accordingly, its ratio of earnings to combined fixed charges and preferred stock dividends is the same as its ratio of earnings to fixed charges.